UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-123

A.	Full Title of Plan: Lenox, Incorporated Employee Savings and Investment Plan

B.	Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

I N D E X

Pages
Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2004 and 2003	3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003	4
Notes to Financial Statements	5-10
Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2004	11
Signatures	12
Consent of Independent Registered Public Accounting Firm	13
Consent of PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Lenox, Incorporated Employee
     Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lenox, Incorporated Employee Savings and Investment Plan (the Plan) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louisville, Kentucky
June 24, 2005

Lenox, Incorporated Employee Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004			2003
	Participant	Nonparticipant		Participant	Nonparticipant
	Directed	Directed	Total	Directed	Directed	Total
Investments, at fair value:
Mutual funds	$51,957,439	$44,786	$52,002,225	$46,969,596	$50,842	$47,020,438
Common collective trust fund	15,696,948	—	15,696,948	15,663,988	—	15,663,988
Brown-Forman Corporation Class B common stock	1,830,062	696,271	2,526,333	1,276,461	713,565	1,990,026
Loans to participants	1,588,775	—	1,588,775	1,664,363	—	1,664,363

	71,073,224	741,057	71,814,281	65,574,408	764,407	66,338,815
Employers’ contributions receivable	391,838	—	391,838	387,800	—	387,800
Employees’ contributions receivable	140,315	—	140,315	251,012	—	251,012

Net assets available for benefits	$71,605,377	$741,057	$72,346,434	$66,213,220	$764,407	$66,977,627

The accompanying notes are an integral part of the financial statements.

Lenox, Incorporated Employee Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2004 and 2003

	2004			2003
	Participant	Nonparticipant		Participant	Nonparticipant
	Directed	Directed	Total	Directed	Directed	Total
Additions:
Contributions:
Employer	$1,586,168	—	$1,586,168	$1,668,263	—	$1,668,263
Employee	4,127,589	—	4,127,589	3,949,675	—	3,949,675

	5,713,757	—	5,713,757	5,617,938	—	5,617,938
Interest income	825,505		825,505	759,668		759,668
Dividend income	593,521	$12,954	606,475	489,151	$12,327	501,478
Net appreciation in fair value of investments	4,019,003	28,671	4,047,674	8,815,234	216,664	9,031,898
Net transfers from other plans	14,751	—	14,751	1,632,337	—	1,632,337

Total additions	11,166,537	41,625	11,208,162	17,314,328	228,991	17,543,319

Deductions:
Withdrawals by participants	5,747,070	64,943	5,812,013	5,822,901	37,887	5,860,788
Administrative expenses	27,310	32	27,342	24,475	89	24,564

Total deductions	5,774,380	64,975	5,839,355	5,847,376	37,976	5,885,352

Net increase (decrease)	5,392,157	(23,350)	5,368,807	11,466,952	191,015	11,657,967
Net assets available for benefits:
Beginning of year	66,213,220	764,407	66,977,627	54,746,268	573,392	55,319,660

End of year	$71,605,377	$741,057	$72,346,434	$66,213,220	$764,407	$66,977,627

The accompanying notes are an integral part of the financial statements.

Lenox, Incorporated Employee Savings and Investment Plan
Notes to Financial Statements

1.	Description of Plan:

The sponsor of the Lenox, Incorporated Employee Savings and Investment Plan (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor’s operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

a.	General: The Plan is a defined contribution plan covering substantially all salaried employees of Lenox, Incorporated (the Company) and salaried and nonunion hourly employees of the Company’s subsidiaries who are not members of a collective bargaining unit nor eligible to participate in the Lenox, Incorporated Retail Savings and Investment Plan. An employee becomes eligible to participate in the Plan on the employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b.	Contributions: Non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation, and highly compensated employees may contribute between 1% and 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the 2004 calendar year, currently $13,000. New employees may transfer assets from their former employers’ qualified plans to the Plan. Participants are eligible to receive Company matching contributions beginning on the first day of the month following completion of one year of service. The Company’s matching contribution is equal to 75% of the participant’s elective deferral for the first 5% of the participant’s annual compensation.

Each participant’s account is credited with the participant’s contribution on a monthly basis and effective November 15, 2004, on a semi-monthly basis, an allocation of (i) the Company’s matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Allocations are based on the participants’ contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant’s account in a plan year may not exceed the lesser of (i) $40,000 or (ii) 100% of the participant’s compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants’ nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $5,070 and $2,704 for 2004 and 2003, respectively. Also in 2004 and 2003, $22,500 and $9,000, respectively, from forfeited nonvested accounts, were used to reinstate previously forfeited account balances of re-employed participants and/or reduce company contributions.

Lenox, Incorporated Employee Savings and Investment Plan
Notes to Financial Statements, Continued

1.	Description of Plan, continued:

b.	Contributions, continued: Effective January 1, 2002, participants who have attained age 50 before December 31, 2002 could have contributed an additional catch-up contribution, subject to the limitations of the Internal Revenue Code (IRC) and the Plan. Effective January 1, 2004, eligible participants who have attained age 50 before the close of the plan year were eligible to make catch-up contributions in an amount from 1% to 50% of the employee’s compensation, subject to the limitations of the IRC.

Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers several different investment choices, including mutual funds, a money market portfolio, a common collective trust fund, and a Brown-Forman Stock Fund to participants.

c.	Paysop Fund: This nonparticipant directed fund consists of Company contributions of Class B nonvoting common stock of Brown-Forman Corporation. Contributions for any plan year were limited to one-half of one percent of the annual compensation of all employees covered by the Plan; however, the Company is no longer contributing to this fund. This fund will be eliminated when all stock allocated to participants is withdrawn.

d.	Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company’s contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.

Participants employed at the Oxford Plant on September 30, 2002, and whose employment terminated on or after September 30, 2002 as a direct result of the closing of the Oxford Plant, are fully vested.

Participants employed at the Gorham Plant on December 13, 2002, and whose employment terminated on or after December 13, 2002 as a direct result of the closing of the Gorham Plant, are fully vested.

Participants employed at the Cranbury Distribution Center Shipping (Cranbury Shipping) division as of February 13, 2004, and whose employment terminated on or after February 13, 2004, as a direct result of the closing of Cranbury Shipping, are fully vested.

e.	Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. Effective March 28, 2005, if the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and record keeper as defined by the Plan. In the event of death, the participant’s beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A

Lenox, Incorporated Employee Savings and Investment Plan
Notes to Financial Statements, Continued

1.	Description of Plan, continued:

e.	Withdrawals, continued: participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant’s contribution shall be suspended for six months after the receipt of a hardship distribution.

Withdrawals of the Paysop Fund benefits can be made in cash or a single payment of the related common stock. If payment in common stock is elected, fractional shares are paid in cash.

A participant may request permission from the plan administrator to borrow a portion of such participant’s vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan’s investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant’s account.

2.	Summary of Significant Accounting Policies:

a.	Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

b.	Valuation of Investments: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common collective trust fund are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component.

The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

c.	Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

d.	Reclassifications: Certain financial statement amounts have been reclassified in the prior year to conform with current year presentation. These reclassifications had no effect on total net assets available for benefits or the increase (decrease) in net assets available for benefits.

Lenox, Incorporated Employee Savings and Investment Plan
Notes to Financial Statements, Continued

2.	Summary of Significant Accounting Policies, continued:

e.	Payment of Benefits: Benefits are recorded when paid.

3.	Investments:

The Plan’s investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	Shares, Units		Shares, Units
	or Principal		or Principal
	Amount	Fair Value	Amount	Fair Value
Investments at fair value:
Janus Worldwide Fund	—	—	118,153	$4,671,766
Fidelity Magellan Fund	143,567	$14,900,797	151,301	14,788,199
Fidelity Equity-Income Fund	216,989	11,452,676	202,426	10,070,709
Fidelity Growth Company	108,044	6,058,006	110,090	5,512,209
Fidelity Diversified Intl	150,643	4,314,422	—	—
Managed Income Portfolio	15,696,948	15,696,948	15,663,988	15,663,988
Other investments	3,739,686	19,391,432	3,688,375	15,631,944

		$71,814,281		$66,338,815

During 2004 and 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2004	2003
Participant directed:
Mutual funds	$3,952,809	$8,447,081
Brown-Forman Corporation Class B Common Stock Fund	66,194	368,153

	4,019,003	8,815,234
Nonparticipant directed:
Brown-Forman Corporation Class B Common Stock	28,671	216,664

Total	$4,047,674	$9,031,898

Lenox, Incorporated Employee Savings and Investment Plan
Notes to Financial Statements, Continued

4.	Tax Status:

The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related Party Transactions:

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain administrative costs incurred by the Plan are paid by the Company. Effective January 1, 2002, general administration expenses of the third party record keeper, Fidelity, and the administration fee for processing loans are allocated to the participants’ accounts. Effective July 1, 2002, participant recordkeeping fees were waived by Fidelity. Administration fees for loans continue to be allocated to participants’ accounts. Administrative expenses of $27,342 and $24,564 in 2004 and 2003 respectively, were allocated to participants’ accounts.

Certain participants of other defined contribution plans sponsored by the Sponsor transferred their participation to the Plan. As a result, $14,751 and $1,632,337 of related plan assets were transferred into the Plan for the years ending December 31, 2004 and 2003, respectively.

Certain plan investments are units of Brown-Forman Corporation Class B stock. Therefore, these transactions qualify as related party transactions. For the years ending December 31, 2004 and 2003, 45,222 units were purchased for $704,623 and 46,628 units were purchased for $594,555, respectively. For the years ending December 31, 2004 and 2003, 20,035 units were sold for $314,024 and 45,541 units were sold for $563,782, respectively. Dividends of $40,464 and $30,921 were received on Company units for the years ending December 31, 2004 and 2003, respectively.

7.	Risks and Uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the

Lenox, Incorporated Employee Savings and Investment Plan
Notes to Financial Statements, Continued

7.	Risks and Uncertainties, continued: level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Lenox, Incorporated Employee Savings and Investment Plan
Plan #003 EIN #21-0498476
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

	Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
Janus Enterprise Fund	44,570 Mutual fund shares	—	$1,676,737
PIMCO Total Return Fund	319,332 Mutual fund shares	—	3,407,272
Royce Low Priced Stock Fund	17,427 Mutual fund shares	—	267,156
* Fidelity Magellan Fund	143,567 Mutual fund shares	—	14,900,797
* Fidelity Equity-Income Fund	216,989 Mutual fund shares	—	11,452,676
* Fidelity Growth Company Fund	108,044 Mutual fund shares	—	6,058,006
* Fidelity Asset Manager	194,320 Mutual fund shares	—	3,149,922
* Fidelity Low Priced Stock Fund	49,475 Mutual fund shares	—	1,991,373
* Fidelity Diversified Intl	150,643 Mutual fund shares	—	4,314,422
* Fidelity Freedom Income	2,803 Mutual fund shares	—	31,593
* Fidelity Freedom 2000	135 Mutual fund shares	—	1,627
* Fidelity Freedom 2010	31,883 Mutual fund shares	—	434,247
* Fidelity Freedom 2020	5,163 Mutual fund shares	—	72,076
* Fidelity Freedom 2030	1,107 Mutual fund shares	—	15,581
* Fidelity Freedom 2040	3,029 Mutual fund shares	—	25,052
* Fidelity Freedom 2005	31 Mutual fund shares	—	340
* Fidelity Freedom 2015	1,495 Mutual fund shares	—	16,524
* Fidelity Freedom 2025	5,456 Mutual fund shares	—	61,543
* Fidelity Freedom 2035	1,545 Mutual fund shares	—	17,672
* Fidelity Retirement Money Market Portfolio	2,829,871Mutual fund shares	—	2,829,871
* Fidelity Retirement Money Market Portfolio	44,786 Mutual fund shares	$44,786	44,786
* Managed Income Portfolio	15,696,948 Common collective trust fund
	units, variable rate and maturity	—	15,696,948
* Spartan U.S. Equity Index Fund	28,767 Mutual fund shares	—	1,232,952
* Brown-Forman Corporation	114,809 Class B common stock fund units	—	1,830,062
* Brown-Forman Corporation	43,681 Class B common stock fund units	159,273	696,271
* Participant loans	Loans, 5.25% rate, variable maturity	—	1,588,775

			$71,814,281

* Party-in-interest to the Plan